November 22, 2019

Mr. Larry Spirgel

Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Future Labs V, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed November 8, 2019
File No. 024-11065

Dear Mr. Spirgel,

We acknowledge receipt of comments in your letter of November 6, 2019 regarding the Offering Statement of Future Labs V, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Form 1-A filed November 8, 2019

The Bylaws of the Company include a forum selection clause…, page 11

1.             We note that your forum selection provision in your bylaws now identifies the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note, however, your disclosure on page 11 and on page 30 that your exclusive forum provision will not apply to claims arising under the Securities Act. Please revise your disclosure so that it is consistent with your bylaws. As we noted in our prior comment 3, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision is intended to apply to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In addition, although we note your disclosure in this risk factor that your forum selection provision will not apply to claims arising under the Exchange Act, the provision in your bylaws does not state this clearly. As noted in our prior comment 3, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

The Company has amended its bylaws to clarify that the forum selection clause will not apply to actions arising under the Securities Act of 1933 or Securities Exchange Act of 1934.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Future Labs V, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: John Vlay

Chief Executive Officer

Future Labs V, Inc.

1134 11th Street, Suite 101

Santa Monica, CA 90403